United States
          Securities and Exchange Commission
                Washington, D.C.  20549

                     Schedule 13G
       Under the Securities Exchange Act of 1934
                   (Amendment No. 1)


                  Jetform Corporation
        ---------------------------------------
                   (Name of Issuer)


              Common Stock, no par value
        ---------------------------------------
            (Title of Class of Securities)


                       477155105
        ---------------------------------------
                    (CUSIP Number)


                   December 31, 1998
        ---------------------------------------
(Date of Event Which Requires Filing of this Amendment)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [X]  Rule 13d-1(b)
                  [ ]  Rule 13d-1(c)
                  [ ]  Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing in this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                     Schedule 13G

CUSIP No.  477155105

1.   NAME OF REPORTING PERSON.
     Lincluden Management Limited
     S.S. or IRS IDENTIFICATION NO. OF ABOVE PERSON.


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.

          (a)  [     ]
          (b)  [     ]

3.   SEC USE ONLY.

4.   CITIZENSHIP OR PLACE OF ORGANIZATION.
     Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.   SOLE VOTING POWER.  560,300

6.   SHARED VOTING POWER.  480,100

7.   SOLE DISPOSITIVE POWER.  1,040,400

8.   SHARED DISPOSITIVE POWER.  0


9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.
     1,040,400

10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES. Not applicable.

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9).
     5.25%

12   TYPE OF REPORTING PERSON.
     IA

                     Schedule 13G

CUSIP No.  477155105

ITEM 1(a). NAME OF ISSUER
Jetform Corporation

ITEM 1(b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE
OFFICES.

560 Rochester  Street, Ste. 400
Ottawa, Ontario, Canada K1S 5K2

ITEM 2(a). NAME OF PERSON FILING
Lincluden Management Limited

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF
NONE, RESIDENCE
1275 North Service Road West
Suite 607
Oakville, Ontario, Canada L6M 3G4

ITEM 2(c). CITIZENSHIP
Ontario, Canada

ITEM 2(d). TITLE OR CLASS OF SECURITIES

Common Stock, no par value

ITEM 2(e).  CUSIP NUMBER
477155105

ITEM 3.  IF THIS STATEMENT IS FILED PURSUANT TO SECTION
240.13d-1(b) OR 240.13d-2(B) OR (c),          CHECK
WHETHER THE PERSON FILING IS A:
     (a)  [   ]     Broker or dealer registered under
                    section 15 of the Act (15 U.S.C. 78o);
     (b)  [   ]     Bank as defined in section 3(a)(6)
                    of the Act (15 U.S.C. 78c);
     (c)  [   ]     Insurance Company as defined in
                    section 3(a)(19) of the Act (15 U.S.C. 78c);
     (d)  [   ]     Investment company registered under
                    section 8 of the Investment Company Act of 1940
                    (15 U.S.C. 80a-8);
     (e)  [X]       An investment adviser in accordance with
                    section 240.13d-1(b)(1)(ii)(E);
     (f)  [   ]     An employee benefit plan or endowment fund in
                    accordance with section 240.13d-1(b)(1)(ii)(F);
     (g)  [   ]     A parent holding company or control
                    person in accordance with section 240.13d-1(b)(1)(ii)(G);
     (f)  [   ]     A savings association as defined in
                    section 3(b) of the Federal Deposit Insurance Act
                    (12 U.S.C. 1813);
     (g)  [   ]     A church plan that is excluded from
                    the definition of an investent company under
                    section 3(c)(14) of the Investment Company Act of
                    1940 (15 U.S.C. 80a-3);
     (h)  [  ]      Group, in accordance with Section 13d-1(b)(1)(ii)(j).

ITEM 4. OWNERSHIP
     (a)  Amount Beneficially Owned:  1,040,400
     (b)  Percent of Class:  5.25%
     (c)  Number of Shares as to which such person has:
          (i)  sole power to vote or direct the vote: 560,300
         (ii)  shared power to vote or direct the vote: 480,100
        (iii)  sole power to dispose or to direct the disposition
               of:  1,040,400
         (iv)  shared power to dispose or to direct the disposition of:  0

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF
OF ANOTHER PERSON.
Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE
     SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
     REPORTED ON BY THE PARENT HOLDING COMPANY.
Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.
Not applicable.

ITEM 10. CERTIFICATION

SIGNATURE.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true complete and correct.

Dated as of the 12th day of February, 1999.


                              /s/ Dale Leskinen
                              ----------------------
                              Dale Leskinen
                              Vice President